OKB

16013630

Section
MAR 01 2016
Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL GUARDIAN, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 E MOREHEAD ST STE 405
(No. and Street)

CHARLOTTE (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN KARAFFA (804)363-9684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLIOTT DAVIS DECOSIMO
(Name – *if individual, state last, first, middle name*)

901 E BYRD ST (Address) RICHMOND (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN KARAFFA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL GUARDIAN, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]

Signature

CFO

Title

PARA DARNELL SMITH
NOTARY PUBLIC
REGISTRATION # 7525140
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
AUGUST 31, 2016

Para Darnell Smith

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Guardian, LLC

Report on Financial Statements

For the Year Ended December 31, 2015
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

Table of Contents

elliott davis decosimo

Report of Independent Registered Public Accounting Firm

The Members
Capital Guardian, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Capital Guardian, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Guardian, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule 2 – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule 4 – Reconciliation of the Computation of Net Capital to the Unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2015 (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule 2 – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, PLLC

Richmond, Virginia
February 29, 2016

CAPITAL GUARDIAN, LLC
Statement of Financial Condition
December 31, 2015

		2015
Assets		
Cash and cash equivalents:		
Interest-bearing deposits	$	337,214
Non-interest bearing deposits		347,419
Deposit with clearing firm		250,000
Commission receivable		236,498
Due from related party		117,701
Other assets		16
Total assets	$	1,288,848
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	132,549
Commissions payable		316,156
Unearned revenue		100,000
Other liabilities		72,000
Total liabilities		620,705
Member's Equity		
Contributed capital - 100 units authorized, issued and outstanding		6,942,870
Accumulated deficit		(6,274,727)
Total member's equity		668,143
Total liabilities and member's equity	$	1,288,848

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC
Statement of Operations
For the year ended December 31, 2015

	2015
Revenues	
Commission income	$ 7,964,269
Net trading gains	4,857,801
Miscellaneous income	248,720
Interest income	425,557
Total revenues	13,496,347
Expenses	
Employee compensation and benefits	11,774,695
Rent	337,232
Broker dealer charges	220,137
Insurance	206,703
Professional fees	394,034
License and registration fees	203,233
Telephone	9,596
Interest expense	242,858
Other general and administrative	2,343,713
Total expenses	15,732,201
Net loss	$ (2,235,854)

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2015

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Member's equity, December 31, 2014	$ 7,388,128	$ (6,248,146)	$ 1,139,982
Adjustment to Retained Earnings	-	260,000	260,000
Member's equity, December 31, 2014 (as restated)	7,388,128	(5,988,146)	1,399,982
Net loss	-	(2,235,854)	(2,235,854)
Adjustment for spin-out of fixed income division	(1,949,273)	1,949,273	-
Member withdrawals	(1,985,985)		(1,985,985)
Member contributions	3,490,000	-	3,490,000
Member's equity, December 31, 2015	$ 6,942,870	$ (6,274,727)	$ 668,143

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC
Statement of Cash Flows
For the year ended December 31, 2015

	2015
Operating Activities	
Net loss	$ (2,235,854)
Prior period adjustment	260,000
Adjustments to reconcile net loss to net cash used for operating activities:	
Net change in operating assets and liabilities:	
Settlement of marketable securities owned, net of securities sold not yet purchased	23,012,690
Accounts receivable	46,931
Return of deposit with clearing firm	500,000
Commissions receivable	108,199
Interest receivable	218,170
Due from related party	(4,064)
Other assets	87,268
Accounts payable	(65,409)
Accrued expenses	(53,000)
Commissions payable	(433,691)
Margin account borrowings	(22,905,940)
Accrued interest payable	(31,625)
Unearned revenue	100,000
Due to related party	(216,602)
Net cash used for operating activities	(1,612,927)
Financing Activities	
Member contributions	3,490,000
Member withdrawals	(1,985,985)
Net decrease in subordinated debt	(1,500,000)
Net cash provided by financing activities	4,015
Net decrease in cash	(1,608,912)
Cash and cash equivalents, beginning of year	2,293,545
Cash and cash equivalents, end of year	$ 684,633

The accompanying notes are an integral part of this financial statement

Note 1 – Summary of Significant Accounting Policies and Activities

Business Activity and Regulation

On January 20, 2015, Northern Star Capital Holdings acquired the outstanding equity of Capital Guardian Holding, LLC (the "Company") in a transaction that was approved by the Financial Industry Regulatory Authority ("FINRA") in August 2015.

The Company, a wholly owned subsidiary of Capital Guardian Holding, LLC, is a registered broker/dealer licensed in all 50 states, the District of Columbia and Puerto Rico, and is a member of the FINRA, a self-regulatory organization formed in 2007 to replace the National Association of Securities Dealers, Inc. ("NASD"). The Company began operations as a registered broker/dealer on May 31, 2006. Prior to its approval with NASD on April 6, 2006, the Company was functioning as a branch office of Raymond James Financial Services, a securities broker/dealer.

The Company is an introducing broker/dealer and utilizes a third party as its clearing firm. The securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of the principal invested.

Since May 2006, the Company has operated as an independent securities broker/dealer under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, will be exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of operations. As of December 31, 2015, no marketable securities were owned.

Recognition of Revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date". The firm also realized interest income of $425,557 during 2015, primarily on the fixed income securities held during the first half of the year.

Note 1 – Summary of Significant Accounting Policies and Activities, continued

Income Taxes

Limited liability companies are essentially taxed as partnerships, with net income or loss flowing through to the member's individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements. Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Litigation

In the normal course of business, the Company is involved in various legal proceedings. Management believes that the ultimate resolution of these proceedings will not have a material effect on the Company's financial position, liquidity, or results of operations.

Note 2 – Related Party Transactions

The Company pays management fees for payroll processing and investment advisory services to a company related through common ownership, pursuant to a service agreement entered into during 2006. Expenses are shared based on the allocation of apportioned revenues and direct expense allocation for specific charges.

For the year ended December 31, 2015, the expenses incurred related to this agreement were $3,476,618. Expenses incurred relating to rent were $107,727, regarding labor were $1,899,295, and relating to other expenses were $1,469,596.

Note 3 – Deposit and Accounts with Clearing Firm and Margin Account Borrowings

The Company clears all amounts of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $100,000, which serves as a "good faith" deposit, used in the instance of a possible trade loss or failure incurred by the Company. As of December 31, 2015, the Company has $250,000 on deposit with the clearing firm.

The accounts maintained with Pershing are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Pershing. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

Note 4 – Prior Period Adjustment to Member's Equity

The Company received payments related to incentives from its clearing agent totaling $600,000 during 2015 relating to prior, current, and future periods. The Company expects to receive these payments annually and has determined that $20,000 of these payments related to 2013, $240,000 to 2014, $240,000 to 2015, and $100,000 to 2016. A prior period adjustment to beginning equity was made to properly reflect the amount of income earned during the current year. The amount received from the clearing incentive applicable to future periods is recorded within unearned revenue at December 31, 2015.

Note 5 – Spin-out of Fixed Income Group

In August 2015, the Company completed a spin-out of its fixed income trading company to another broker dealer, Capital Guardian Capital Markets. All securities owned, the margin borrowings thereon, and cash of $1,985,985 were transferred out of the Company and into the other broker dealer. Adjustments to Member's Equity of ($1,949,273) of Contributed Capital and $1,949,273 of Accumulated Deficit were made during 2015 to effectuate this spin-out.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2015, the Company's net capital was $511,776, which was $506,776 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.21 to 1.

Note 7 – Sources of Funds for Future Operations

The Company and its parent company, Capital Guardian Holding, LLC have cash of $684,633 and $75,004, respectively. In addition, Capital Guardian Holding, LLC's owner, Northern Star Capital Holdings, believes it has sufficient funds to support operations of the Company as needed during 2016.

Note 8 – Off-Statement of Financial Condition and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 9 – FINRA Fine

The Company entered into a Letter of Acceptance, Waiver and Consent with FINRA based on its failure to establish and implement an adequate anti-money laundering compliance program. Without admitting or denying the allegations, the Company was fined $125,000, of which $76,779 is included in accounts payable at December 31, 2015.

Note 10 – Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2015

CAPITAL GUARDIAN, LLC

Supplementary Information

As of December 31, 2015

Schedule 1

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

Net Capital

Total member's equity	$	668,143
Deduct		
Nonallowable assets		
Disallowed accounts receivable		23,650
Due from related party		117,701
Other		15,016
Total net capital	$	511,776

Aggregate Indebtedness

Liabilities from statement of financial condition		
Accounts payable	$	204,549
Unearned revenue		100,000
Commissions payable		316,156
Total	$	620,705
Ratio of aggregate indebtedness to net capital		1.21 to 1

Schedule 2

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC
As of December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Schedule 3

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC
As of December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Schedule 4

Reconciliation of the computation of net capital to the unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2015

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	551,477
Audit adjustment to record accrued expenses, interest, accounts receivable and change in miscellaneous income		(39,701)
Net capital, as reported on the audited financial statement Schedule 1	$	511,776

elliott davis decosimo

Report of Independent Registered Public Accounting Firm – Exemption Report

The Members
Capital Guardian, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Capital Guardian, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(ii) (the "exemption provisions") and *(b)* Capital Guardian, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Guardian, LLC 's management is responsible for compliance with the exemption provisions and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Elliott Davis Decosimo, PLLC

Richmond, Virginia
February 29, 2016

Capital Guardian LLC

Exemption Report

As of December 31, 2015

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) Capital Guardian, LLC is exempt from SEC Rule 15c3-3 based on rule (k)(2)(ii).

b) Capital Guardian, LLC met the exemption provisions throughout the most recent fiscal year without exception.

Signed on behalf of Capital Guardian LLC:

Dr. John Karaffa

elliott davis decosimo

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Members
Capital Guardian, LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to Capital Guardian, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, PLLC

Richmond, Virginia
February 29, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067133
Capital Guardian LLC
521 E. Morehead St.
Suite 405
Charlotte, NC 28202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Karaffa (804) 363-9684

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 4,066

B. Less payment made with SIPC-6 filed (**exclude interest**) (1889)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,177

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,177

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,177

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Guardian LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/15 and ending 12/31/15

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$13,856,346
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,909,336
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	220,137
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	4,857,801
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $242,858	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	242,858
Total deductions	12,230,132
2d. SIPC Net Operating Revenues	$1,626,214
2e. General Assessment @ .0025	$4,066 (to page 1, line 2.A.)